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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------
                                 Schedule 14D-9
                                (Amendment No. 4)

                      SOLICITATION/RECOMMENDATION STATEMENT

                       PURSUANT TO SECTION 14(D)(4) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                                -----------------
                          Cyprus Amax Minerals Company
                            (Name of Subject Company)

                          Cyprus Amax Minerals Company
                        (Name of Person Filing Statement)

                           Common Stock, No Par Value
           (Including the Associated Preferred Share Purchase Rights)
                         (Title of Class of Securities)

                                -----------------
                           232809 10 3 (Common Stock)
                      (CUSIP Number of Class of Securities)

                               ------------------
                              Philip C. Wolf, Esq.
              Senior Vice President, General Counsel and Secretary
                          Cyprus Amax Minerals Company
                            9100 East Mineral Circle
                            Englewood, Colorado 80112
                                 (303) 643-5000

       (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)
                               ------------------
                                    Copy to:

                             Elliott V. Stein, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 403-1000

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         This statement amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 of Cyprus Amax Minerals Company, a Delaware corporation ("Cyprus Amax"), filed with the Securities and Exchange Commission (the "Commission") on September 9, 1999, as subsequently amended (the "Schedule 14D-9"), with respect to the exchange offer made by Phelps Dodge Corporation, a New York corporation ("Phelps Dodge"), to exchange Phelps Dodge common stock, par value $6.25 per share, for all of the outstanding shares of Cyprus Amax common stock, no par value ("Cyprus Amax Common Stock"), on the terms and conditions set forth in the Phelps Dodge Offer.

         Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 9.       Material to be Filed as Exhibits

         Item 9 of the Schedule 14D-9 is hereby amended and restated as follows:

Exhibit 1:    Pages 62, 64-66, 72-73 and 79 in the Joint Proxy
              Statement/Prospectus and page 13 in the Asarco Cyprus 8-K.**

Exhibit 2:    Pages 11-22 in the Annual Proxy Statement.**

Exhibit 3: Press release issued by Cyprus Amax and Asarco, dated September 9, 1999.**

Exhibit 4:    Letter to Stockholders of Cyprus Amax, dated September 9,
              1999.* **

Exhibit 5: Complaint filed in Phelps Dodge v. ASARCO et al., Superior Court of New Jersey Chancery Division: Mercer County, August 27, 1999.**

Exhibit 6: Complaint filed in Sterns v. McAllister et al., Superior Court of New Jersey Chancery Division: Mercer County, August 24, 1999.**

Exhibit 7: Complaint filed in Greenfield v. Osborne, et al., Superior Court of New Jersey Chancery Division: Mercer County, August 25, 1999.**

Exhibit 8: Complaint filed in Steiner v. Cyprus Amax et al., Court of Chancery of the State of Delaware in and for New Castle County, August 23, 1999.**

Exhibit 9: Complaint filed in Miller v. Cyprus Amax et al., Court of Chancery of the State of Delaware in and for New Castle County, August 23, 1999.**

Exhibit 10: Complaint filed in Bruno v. Stookey et al., Court of Chancery of the State of Delaware in and for New Castle County, August 24, 1999.**

Exhibit 11: Complaint filed in Green v. Stookey et al., Court of Chancery of the State of Delaware in and for New Castle County, August 24, 1999.**

Exhibit 12: Complaint filed in Lifshitz v. Stookey et al., Court of Chancery of the State of Delaware in and for New Castle County, August 24, 1999.**

Exhibit 13: Complaint filed in Klotz v. Ward et al., Court of Chancery of the State of Delaware in and for New Castle County, August 24, 1999.**

Exhibit 14: Complaint filed in Grill v. Stookey, et al., Court of Chancery of the State of Delaware in and for New Castle County, August 26, 1999.**

Exhibit 15: Complaint filed in Phelps Dodge v. Cyprus Amax, et al. Court of Chancery for the State of Delaware in and for New Castle County, August 27, 1999.**

Exhibit 16: Letter from Cyprus Amax and Asarco to shareholders, dated September 10, 1999.**

Exhibit 17: Newspaper Advertisement by Cyprus Amax and Asarco dated September 10, 1999.**

Exhibit 18:   Investor Presentation by Cyprus Amax and Asarco.**

Exhibit 19: Newspaper Advertisement by Cyprus Amax and Asarco dated September 17, 1999.**

Exhibit 20: Letter from Cyprus Amax and Asarco to shareholders, dated December 20, 1999.**

Exhibit 21:   Investor Presentation by Cyprus Amax and Asarco.

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*    Included with Schedule 14D-9 mailed to stockholders.
**   Previously Filed

                                      -2-
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                      CYPRUS AMAX MINERALS COMPANY

                                      By:  /s/ Philip C. Wolf
                                         --------------------------------------
                                         Philip C. Wolf
                                         Senior Vice President,
                                         General Counsel and Secretary


Dated:  September 21, 1999